                           Filed by Simplex Solutions, Inc. Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                       Subject Company:  Simplex Solutions, Inc.
                                                 Commission File No.:  000-32487

         This filing relates to a proposed merger between Cadence Design Systems, Inc. ("Cadence") and Simplex Solutions, Inc. ("Simplex") pursuant to the terms of an Agreement and Plan of Merger, dated as of April 24, 2002, by and among Cadence, Simplex and Zodiac Acquisition, Inc.

         The following is the text of a form of e-mail that was sent to certain customers and potential customers of Simplex:

Cadence Expands Technology Leadership at 0.13-Micron-and-Below with acquisition of Simplex

[Name]

Hi!

You may have heard the news about the proposed Cadence-Simplex merger (April
24th). We're excited about the synergies we anticipate between our visions, our complementary product lines and combined design engineering capabilities. We believe that the broader product line, expected increase access to research and development and combined technical experience from our merger with Cadence will allow us to serve our customers better.

Specifically, addressing the SOC_Design_Foundry business, once the merger closes, we anticipate that we will continue to operate as a business unit, working with you in the same way and with the same engineering team, with a consistent focus on the quality of results and timely delivery. Simplex has always put its customers first, and we will continue to do so in the future.

I'll be happy to schedule a meeting or a teleconference call to discuss this more fully with you. Please let me know. Thanks!

Regards
[Name]

[Phone Number]
[E-mail Address]


P.S.: The full text of two press releases is attached below

Cadence Design To Buy Simplex Solutions For $300 Million In Stock

SAN JOSE , Calif. -(Dow Jones)- Cadence Design Systems Inc. (CDN) agreed to acquire Simplex Solutions Inc. (SPLX) for $300 million in stock, or $18 a share, a 50% premium above the chip-tester's Wednesday close of $12.30 a share. In a press release Wednesday, Cadence said it expects the acquisition to close during the third quarter and to boost its ability to compete in the 0.13-micron-and-below market. If the deal closes, Simplex Chairman and Chief Executive Penny Herscher will become executive vice president and chief marketing officer at Cadence. Simplex President and Chief Operating Officer Aki Fujimura will become general manager of the company's Design For Manufacturability unit, and Simplex Chief Technology Officer Steve Teig will become Cadence's chief scientist. Shares of Simplex Solutions were halted for news dissemination. In after-hours trading, shares of Simplex Solutions recently switched hands at $14.97 apiece, up $2.67 from the official close. Shares of Cadence closed at $21.07, down 16 cents, or 0.8%, on the New York Stock Exchange.

http://biz.yahoo.com/djus/020424/200204241717001114_1.html; WEDNESDAY APRIL 24,
5:17 PM EASTERN TIME

                           CADENCE EXPANDS TECHNOLOGY
                      LEADERSHIP AT 0.13-MICRON-AND-BELOW
                          WITH ACQUISITION OF SIMPLEX

Cadence Brings Together World-Class Teams and Best-in-Class Technologies

SAN JOSE, Calif., April 24 /PRNewswire-FirstCall/ -- Cadence Design Systems, Inc. (NYSE: CDN), the world's leading supplier of electronic design products and services, today announced it has signed a definitive merger agreement to acquire Simplex Solutions, Inc. (Nasdaq: SPLX), a Sunnyvale, California-based company that provides software and services for the design and verification of integrated circuits (ICs). An analyst/press briefing hosted by the CEOs of Cadence and Simplex will begin at 1:45 p.m. (Pacific) and can be accessed at http://www.cadence.com/company/investor_relations.

Under the terms of the agreement, Cadence will acquire Simplex in a tax-free, stock-for-stock merger with an equity value of approximately $300 million, or $18 per share of Simplex common stock, at the time of announcement. The acquisition is expected to be completed in the third quarter of 2002.

"Our strategy is to bring the best technology to market for 0.13-micron-and-below design," said Ray Bingham, president and CEO of Cadence Design Systems. "We have been building the solutions for the next generation of IC design for more than a year now. We are executing through our own innovation, accelerated by the acquisition of leading-edge technology from CadMOS, Silicon Perspective Corp. and Plato Design Systems. The proposed acquisition of Simplex fuels our efforts to supply our customers with the world's best technology to ensure 1st Silicon Success(R). Simplex's world-class technology and management team will be making significant contributions to the combined company."

"We're excited by the opportunity to participate in the transformation of Cadence and the electronics industry," said Penny Herscher, chairman and CEO of Simplex. "With Cadence's strong global channel and technology investment in 0.13-micron and below, together we are able to deliver the best immediate and long-term solutions for our customers' most daunting technology challenges."

As semiconductor process geometries move to 0.13-micron and below, deep-submicron (DSM) physics create new challenges for the semiconductor industry that require a new generation of design technology solutions. To be successful at these smaller geometries, designers need tools that can easily interoperate, support hierarchical design methods and rapid prototyping, and that take into account critical DSM effects such as signal integrity, voltage
(IR) drop, electromigration and substrate noise.

As a leading innovator in the area of DSM system-on-a-chip (SoC) verification solutions, Simplex will provide Cadence with complementary best-in-class technology for 3D parasitic extraction and full-chip power-grid planning, electromigration and signal integrity solutions. Simplex also brings a fast-growing, leading-edge design services capability that specializes in high-performance, multi-million-gate digital designs to complement Cadence's strengths in leading-edge analog and mixed-signal design. Simplex will also provide Cadence with an exciting opportunity to improve supply chain relationships through the X Initiative, and design performance, power, cost and yield through the X Architecture interconnect technology.

Once the merger is completed, the Simplex leadership team will play key roles in Cadence's future. Penny Herscher will become executive vice president and chief marketing officer responsible for marketing, strategy, Tality and the Simplex SoC Design Foundry, reporting to Ray Bingham. Aki Fujimura, Simplex president and COO, will become corporate vice president and general manager of the Design for Manufacturability business unit, reporting to Lavi Lev, executive vice president and general manager of the IC business unit. Steve Teig, Simplex chief technology officer, will become the Cadence chief scientist and will join the office of the CTO, reporting to Ray Bingham.

Customers Applaud Merger

"Both Cadence and Simplex products are part of ST's standard design kit for our advanced 0.13 micron process," said Joel Monnier, corporate vice president and central

R&D director at ST Microelectronics. "The addition of the Simplex tools and team, together with its recent acquisition of Silicon Perspective and Plato Design Systems, gives Cadence a complete set of best-in-class solution for 0.13-micron and below."

"We have worked closely with Simplex on the technology for the X Architecture for more than three years," said Dr. Susumu Kohyama, corporate senior vice president, Toshiba Corporation. "Cadence is also a trusted design technology partner, and we look forward to continuing our collaboration on the X Architecture as the Simplex team becomes part of Cadence."

Terms of the Merger Agreement

Upon closing of the merger, Simplex stockholders will receive in exchange for each outstanding share of Simplex stock held by them between 0.924 and 0.756 shares of Cadence common stock, depending on the price of Cadence common stock prior to the closing.

The merger of Cadence and Simplex is subject to certain conditions, including compliance with applicable regulatory requirements and the approval by Simplex's stockholders. As a result of the merger, Simplex will become a wholly owned subsidiary of Cadence.

In connection with the merger agreement, Simplex has issued to Cadence an option to purchase 19.9% of the outstanding shares of Simplex stock for $18 per share. The option will become exercisable under certain circumstances.

About Cadence

Cadence is the largest supplier of electronic design technologies, methodology services, and design services. Cadence solutions are used to accelerate and manage the design of semiconductors, computer systems, networking and telecommunications equipment, consumer electronics, and a variety of other electronics-based products. With approximately 5,600 employees and 2001 revenues of approximately $1.4 billion, Cadence has sales offices, design centers, and research facilities around the world. The company is headquartered in San Jose, California, and traded on the New York Stock Exchange under the symbol CDN. More information about the company, its products and services are available at http://www.cadence.com .

About Simplex

Simplex Solutions, Inc. provides software and services for the design and verification of integrated circuits (ICs) to enable its communications, computer and consumer-products customers to achieve first-time production success and rapid delivery of complex systems-on-chip. Simplex's customers use its products and services prior to manufacture to design and verify ICs to help ensure that they will perform as intended, taking into account the complex effects of deep-submicron semiconductor physics. Simplex can be reached at 408-617-6100 or on the web at http://www.simplex.com .

Additional Information about the Proposed Merger and Where to Find It

Cadence Design Systems, Inc. and Simplex Solutions, Inc. intend to file with the Securities and Exchange Commission a registration statement, including a proxy statement/prospectus, and other relevant materials in connection with the proposed merger. The proxy statement/prospectus will be mailed to the stockholders of Simplex. Investors and security holders of Simplex are urged to read the proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about Cadence, Simplex and the proposed merger. The proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Cadence or Simplex with the Securities and Exchange Commission, may be obtained free of charge at the Securities and Exchange Commission's web site at http://www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Cadence by contacting Cadence Investor Relations, 2655 Seely Avenue, Building 5, San Jose, California 95134, 408-943-1234. Investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Simplex by contacting Simplex Investor Relations, 521 Almanor Avenue, Sunnyvale, California 94085, 408-617-6100. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed merger.

Simplex and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Simplex in favor of the proposed merger. A description of the interests of the executive officers and directors in Simplex is set forth in the proxy statement for Simplex's 2002 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on January 10, 2002. This document is available free of charge at the Securities and Exchange Commission's web site at http://www.sec.gov and from Simplex by directing a request to Simplex Investor Relations, 521 Almanor Avenue, Sunnyvale, California 94085, 408-617-6100. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of the executive officers and directors in the proposed merger by reading the joint proxy statement/prospectus when it becomes available.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the federal securities laws, including, without limitation, statements regarding the following: the proposed merger between Cadence and Simplex and the potential benefits and opportunities relating to the proposed merger; strategies, beliefs and expectations regarding technologies, products, services and solutions; the electronics and semiconductor industries; and the integration of the Simplex leadership team. These statements are subject to risks and uncertainties that could cause actual results and events to differ materially, including, without limitation, the following: the approval of the proposed merger by Simplex's stockholders; the satisfaction of closing conditions, including the receipt of regulatory approvals; the successful integration of Simplex's employees and technologies; the rapid pace of technological change in the electronics and semiconductor industries; fluctuations in the demand for Cadence's and Simplex's products, services and solutions; possible development or marketing delays relating to product offerings; and the introduction of new products by competitors or the entry of new competitors into the markets for Cadence's and Simplex's products. A detailed discussion of other risks and uncertainties that could cause actual results and events to differ materially from such forward-looking statements is included in Cadence's and Simplex's most recent filings with the Securities and Exchange Commission. Simplex undertakes no obligation to update forward-looking statements to reflect events or circumstances occurring after the date of this press release.

NOTE: 1st Silicon Success is a registered trademark and Simplex Solutions and the Simplex logo are trademarks of Simplex Solutions, Inc. Cadence and the Cadence logo are registered trademarks of Cadence Design Systems, Inc. All other trademarks are the property of their respective owners.


ADDITIONAL INFORMATION ABOUT THE PROPOSED MERGER AND WHERE TO FIND IT

         Cadence Design Systems, Inc. and Simplex Solutions, Inc. intend to file with the Securities and Exchange Commission a registration statement, including a proxy statement/prospectus, and other relevant materials in connection with the proposed merger. The proxy statement/prospectus will be mailed to the stockholders of Simplex. Investors and security holders of Simplex are urged to read the proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about Cadence, Simplex and the proposed merger. The proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Cadence or Simplex with the Securities and Exchange Commission, may be obtained free of charge at the Securities and Exchange Commission's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Cadence by contacting Cadence Investor Relations, 2655 Seely Avenue, Building 5, San Jose, California 95134, (408) 943-1234. Investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Simplex by contacting Simplex Investor Relations, 521 Almanor Avenue, Sunnyvale, California 94085, (408) 617-6100. Investors and security holders are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed merger.

         Simplex and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Simplex in favor of the proposed merger. A description of the interests of the executive officers and directors in Simplex is set forth in the proxy statement for Simplex's 2002 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on January 10, 2002.

This document is available free of charge at the Securities and Exchange Commission's web site at www.sec.gov and from Simplex by directing a request to Simplex Investor Relations, 521 Almanor Avenue, Sunnyvale, California 94085,
(408) 617-6100. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of the executive officers and directors in the proposed merger by reading the proxy statement/prospectus when it becomes available.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements within the meaning of the federal securities laws, including, without limitation, statements regarding the following: the proposed merger between Cadence and Simplex and the strategies, benefits and opportunities relating to the proposed merger; Simplex's business units and customers; strategies, beliefs and expectations regarding technologies, products, services and solutions; the electronics and semiconductor industries; and the integration of the companies and the Simplex leadership team. These statements are subject to risks and uncertainties that could cause actual results and events to differ materially, including, without limitation, the following: the approval of the proposed merger by Simplex's stockholders; the satisfaction of closing conditions, including the receipt of regulatory approvals; the successful integration of Simplex's employees and technologies; possible shifts in strategies due to changes in demand or actions by competitors; the rapid pace of technological change in the electronics and semiconductor industries; fluctuations in the demand for Cadence's and Simplex's products, services and solutions; possible development or marketing delays relating to product offerings; and the introduction of new products by competitors or the entry of new competitors into the markets for Cadence's and Simplex's products. A detailed discussion of other risks and uncertainties that could cause actual results and events to differ materially from such forward-looking statements is included in Cadence's and Simplex's most recent filings with the Securities and Exchange Commission. Simplex undertakes no obligation to update forward-looking statements to reflect events or circumstances occurring after the date of this document.